Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER AND THE GOVERNMENT OF THE BAHAMAS
AMEND 2003 HEADS OF AGREEMENT
REGARDING THE PHASE III EXPANSION

  KERZNER TO DEVELOP LUXURY ALL-SUITE HOTEL IN LIEU OF ITS PREVIOUSLY PROPOSED HOTEL TOWER

  KERZNER TO ADD 400-ROOM CONDO-HOTEL TO PHASE III DEVELOPMENT

  KERZNER TO BRING WORLD-RENOWNED CHEFS TO MARINA VILLAGE AND PHASE III OFFERING

  KERZNER TO ADD OCEAN CLUB RESIDENCES, AN 88-UNIT CONDOMINIUM PROJECT

PARADISE ISLAND, The Bahamas, December 8, 2004 – Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced that it has entered into a second supplement to the 2003 Heads of Agreement with the Government of The Bahamas (“Government”) enabling the Company to proceed with the next major phase of development at its flagship property, Atlantis, Paradise Island. The Company will host a groundbreaking ceremony today on Paradise Island that will officially mark the commencement of this next wave of construction in The Bahamas.

The amended Phase III project will include the following components:

  A 600-room luxury all-suite hotel in lieu of the 1,500-room hotel tower contemplated in the supplement to the 2003 Heads of Agreement. The Company anticipates it will commence development of this project during the second quarter of 2005. The proposed all-suite hotel will be situated west of the Royal Towers, adjacent to one of the best available beach sites in the Caribbean.

  A 400-unit condo-hotel. The Company expects to partner with Turnberry Associates, one of the premier real estate development and property management companies in the United States. The development cost associated with this project is expected to be $200 million. The Company anticipates that this project will be funded on a non-recourse basis based on pre-sales. The Company expects to commence pre-sales of the condo-hotel by the first quarter of 2005.

  No changes to other previously agreed elements of the project, which include a significant expansion to Atlantis's water-based attractions and development of 100,000 square feet of additional group and meeting facilities, the Marina Village and additional timeshare phases.

Butch Kerzner, Chief Executive Officer of the Company commented, “We have listened to our current customer base, reviewed the continued strong demand for the Atlantis experience and concluded, with the Government, that the 600-room all-suite hotel will encourage visitation to The Bahamas of a new, more affluent leisure and gaming customer. The all-suite hotel will add a new tourist segment to our business and continue to differentiate our product offering.”

Butch Kerzner continued, “The all-suite hotel will also complement other key elements of the Phase III expansion, including the expanded water attractions, the meeting and convention space and the Marina Village. Construction of these elements of Phase III remains on track for the end of 2006.”

Phase III will also bring the addition of world-renowned chefs and restaurants to Atlantis guests and The Bahamas. Nobu, the internationally-acclaimed new style Japanese restaurant conceived and run by heralded chef Nobu Matsuhisa along with partner Robert DeNiro, will replace Five Twins in the Atlantis Casino. At the Marina Village, which is anticipated to open as early as August 2005, the renaissance of Café Martinique will be guided by acclaimed chef Jean-Georges Vongerichten. Carmine’s, a popular New York restaurant that serves large portions of home-style antipasti, pastas, seafood and meat entrees designed for sharing, will represent a new family dining option. Other dining and food establishments planned for the Marina Village include Bimini Road, a fun Caribbean experience serving flavorful island fare, and a modern steakhouse with a traditional butchery, wine market and bar.

The Company is also announcing the development of Ocean Club Residences, an 88-unit ultra-luxury condominium project at Ocean Club Estates, the residential development adjacent to the Ocean Club Golf Course. Ocean Club Residences is expected to cater to the highest end of the luxury residential market. The Company expects to commence pre-sales before the end of the year and, subject to the level of pre-sales, will break ground on this project in 2005. The Company will develop this in partnership with a local developer.

It is anticipated that the investment in The Bahamas through the revised Phase III development projects will exceed the $1.0 billion contemplated in the 2003 Heads of Agreement. Exclusive of the Harborside timeshare projects, the condo-hotel, the golf course on Athol Island and Ocean Club Residences, the Company’s investment is expected to be approximately $650 million.

Under the Heads of Agreement, the Company has committed to complete substantially the 600-room all-suite hotel by December 2006. The supplement also contemplates the completion of the condo-hotel during 2007. If the Company does not proceed with the condo-hotel and the previously announced golf course on Athol Island, casino tax concessions and the joint marketing contribution from the Government would be reduced beginning in 2009 in accordance with an agreed schedule.

Conference Call Announcement

The Company will hold a conference call at 8:30 a.m. EST today to discuss this news release. The call will be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) or 706.679.0864 (international).

Replay of the conference call will be available beginning today at 11:30 a.m. EST, ending at midnight on December 15, 2004. The replay numbers are 800.642.1687 (US/Canada) or 706.645.9291 (international) using the following Pin Number: 2747430.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.